UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42174

Icon Energy Corp.
(Translation of registrant’s name into English)

c/o Pavimar Shipping Co.
17th km National Road
Athens-Lamia & Foinikos Str.
14564, Nea Kifissia
Athens, Greece
+30 211 88 81 300
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On February 16, 2026, Icon Energy Corp. (the “Company”) held its 2026 Annual Meeting of Shareholders (the “Annual Meeting”). At the Annual Meeting, the following three proposals, which are set forth in more detail in the Company’s Notice of Annual Meeting of Shareholders and Proxy Statement filed with the U.S. Securities and Exchange Commission and mailed to shareholders on or about January 29, 2026, were approved and adopted:

1.	the election of Evangelos Macris as a Class II Director to serve until the 2029 Annual Meeting of Shareholders;

2.	the ratification of the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2026; and

3.
the approval of amendments to the Company’s Amended and Restated Articles of Incorporation (“AOI”) and Amended and Restated Bylaws (“Bylaws”), to (i) allow for the shares of the Company as per its authorized capital stock to be represented solely in uncertificated form or in any manner required by the rules of the stock exchange on which such shares may be listed, (ii) allow for shareholders’ written consent in lieu of a meeting unless otherwise required by law and subject to other specific provisions therein, and (iii) incorporate any amendments previously made, and to authorize the Company’s board of directors (the “Board”) to implement such amendments by filing an application to amend and restate the AOI with the Registrar of Corporations of the Republic of the Marshall Islands at any time following such approval.

This report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-291988), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICON ENERGY CORP.

Date: February 18, 2026	By:	/s/ Dennis Psachos
	Name:	Dennis Psachos
	Title:	Chief Financial Officer